Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited and Unreviewed Fiscal Second Quarter 2017 Financial Results

BEIJING and NEW YORK, June 28, 2017 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced its unaudited and unreviewed financial results for the second fiscal quarter and six months ended December 31, 2016.

Fiscal Second Quarter Financial and Operational Highlights

•	Gross revenue was $2.5 million, compared to $2.6 million for the corresponding period ended December 31, 2015.

•	Interest income on short-term investments was $3.4 million, compared to $3.5 million for the corresponding period ended December 31, 2015.

•	Net income attributable to Wins Finance was $7.9 million for the quarter, compared to $3.4 million for the corresponding period ended December 31, 2015.

Fiscal Six Months Financial and Operational Highlights

•	Gross revenue was $4.8 million, compared to $4.8 million for the corresponding period ended December 31, 2015.

•	Interest income on short-term investments was $6.8 million, compared to $7.1 million for the corresponding period ended December 31, 2015.

•	Net income attributable to Wins Finance was $11.0 million for the quarter, compared to $7.9 million for the corresponding period ended December 31, 2015.

“Our gross revenue was modestly down for the second fiscal quarter year-over-year, and virtually unchanged for the latest six months ended December 31, 2017 as compared to the year-ago six-month period. However, we expect that the continuing slowdown of the Chinese economy, which has adversely affected financial services businesses in China, could substantially affect our financial guarantee business in the coming quarters where this business segment could become severely constrained," said Renhui Mu, Chairman and Chief Executive Officer of Wins Finance.

“To offset challenges in our financial guarantee business, we plan upon widening our business development efforts to include new sectors where we might find business opportunities in our direct financing leasing business. We remain focused on developing our leasing business in both the medical equipment and new energy sectors, both of which continue to offer significant opportunities.”

"During the quarter ended December 31, 2016, we signed new contracts with an aggregate principal amount of $18.1 million (RMB 126 million) in our direct leasing business and we are also actively exploring expansion into the infrastructure sector via governmental urban construction projects. We are focused on growing this business and are actively seeking new business in the leasing sector where we can leverage our core competencies and expertise," concluded Mr. Mu.

Three and Six Months Ended December 31, 2016 Financial Results

Gross revenue

Gross revenue for Wins Finance for the three and six months ended December 31, 2016 was $2.5 million and $4.8 million, which was comprised of $0.7 million and $1.6 million of commissions and fees generated from its financial guarantee services, $1.4 million and $2.8 million of direct financing lease interest income, and $0.4 million and $0.4 million of financial advisory and lease agency income, respectively.

Commissions and fees from financial guarantee services decreased $0.9 million and $1.8 million, or 55.6% and 53.9%, to $0.7 million and $1.6 million for the three and six months ended December 31, 2016, compared to $1.6 million and $3.4 million for the corresponding three and six months ended December 31, 2015, respectively. The decrease was primarily attributable to reduced lending activities due to the economic recession in Shanxi Province and, as a result, fewer potential clients were able to pass our screening process. Concurrent with a slowing of China’s economy, there are signs that competition has significantly increased in the region. These factors are expected to negatively impact our guarantee business in the foreseeable future.

Direct financing lease interest income generated from payments under direct financing leases with customers increased by $0.9 million and $1.8 million, or 180.5% and 194.1%, to $1.4 million and $2.8 million for the three and six months ended December 31, 2016, compared to $0.5 million and $1.0 million for the corresponding three and six months ended December 31, 2015, respectively. The increase was primarily attributable to newly added contracts in the medical equipment and new energy sectors.

Financial advisory and lease agency income slightly decreased to $0.36 million and $0.36 million for the three and six months ended December 31, 2016, compared to $0.40 million and $0.4 million for the corresponding three and six months ended December 31, 2015, respectively.

Interest income on short-term investment

Interest income from short-term investments decreased by $0.1 million and $0.3 million to $3.4 million and $6.8 million for the three and six months ended December 31, 2016, compared to $3.5 million and $7.1 million for the corresponding three and six months ended December 31, 2015, respectively. The decrease was primarily due to a decreased return on short-term investments in the local capital markets.

Non-interest expenses

Non-interest expenses were a positive $1.7 million and $0.6 million for the three and six months ended December 31, 2016, as compared to negative expense items of $2.1 million and $3.0 million for the corresponding three and six months ended December 31, 2015, respectively. The decrease was mostly attributable to the Management initiative to cancel the share-based compensation plan, which totaled an expense of approximately $2.5 million and $1.7 million for the three and six months ended December 31, 2016 due to cancellation of the 920,000 share options granted on December 16, 2015 to Jianming Hao and Jingxiao Zhang as reported in the Form 6K filed on February 14, 2017.

Income taxes

Income tax expense increased by $0.6 million and $0.5 million, to $1.0 million and $1.2 million for the three and six months ended December 31, 2016, compared to $0.4 million and $0.7 million for the corresponding three and six months ended December 31, 2015, respectively. The increase was attributable to the increase in taxable income, other than tax exempted interest income, from short-term investments.

Net income

Net income increased by $4.5 million and $3.1 million, or 132.5% and 39.9%, to $7.9 million and $11.0 million for the three and six months ended December 31, 2016, compared to $3.4 million and $7.9 million for the corresponding three and six months ended December 31, 2015, respectively.

Current Outlook

Management is not confident that the Company’s operating results will continue to improve in the foreseeable future in view of the slowdown of the Chinese economy which directly effects China’s financial sector. Therefore, the Company’s business could be adversely affected, especially its financial guarantee services business. The Company’s exposure to defaulted loans is expected to increase and counter guarantees or collateral provided may become insufficient to cover repayments. Management is undergoing a review of the risk controls for the Company’s financial guarantee business and may take measures as appropriate including, but not limited to, restructuring or disposing of this business in order to minimize the risks of the Company’s exposure.

Despite the macroeconomic slowdown in China, Management plans upon focusing upon growing the Company’s financing lease business. The Company’s strategy is to enter new verticals and enlarge the footprint of its domestic base of operations. The Company plans to continue to employ its expertise and high standards of business opportunity and risk assessment to service and support the under-serviced market of small and medium enterprises in China.

We note that certain subsidiaries of the Company in China may be required from time to time to report information on operational and/or financial matters to relevant governmental regulatory bodies in China for statistical purposes. Such information may not be prepared in accordance with US GAAP and therefore not consistent with the information the Company reports in its filings with the SEC.

Other Significant Events

As previously reported, on December 13, 2016, Appelo and Wits entered into an agreement for the sales of aggregately 13,440,000 ordinary shares of the Company beneficially held by Appelo and Wits (approximately 67% of the Company’s outstanding ordinary shares), to Spectacular Bid Limited, a wholly owned subsidiary of Freeman FinTech Corporation Limited, a company listed on the Hong Kong Stock Exchange (collectively, the “Purchaser”). To the knowledge of the Company, the Purchaser does not own any of the Company’s ordinary shares and does not have any plan to acquire the Company’s remaining outstanding ordinary shares.

The transaction has not yet been closed and the Company will file a Form 6-K to advise the public when the closing takes place.

On May 9, 2017, Mr. Jianming Hao resigned from his position as President of Wins Finance Holdings Inc. Mr. Hao indicated that his resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

On April 3, 2017, Mr. Jianming Hao resigned from his position as Co-Chief Executive Officer, Director and Chairman of the Board of Directors of the Company and he was appointed President of the Company. Concurrently therewith, the Company’s Board of Directors named Mr. Renhui Mu the Company’s Chief Executive Officer, Chief Operating Officer and Chairman of the Board (he was previously Co-Chief Executive Officer, Chief Operating Officer and a director) and appointed Mr. Junfeng Zhao, the Company’s Chief Financial Officer, to the Board of Directors to fill the vacancy created by the resignation of Mr. Hao.

On February 14, 2017, Wins Finance Holdings Inc. entered into agreements with each of the employees listed below to terminate the option agreements with such employees for no consideration.

Name of Employee	Number of Option Shares Canceled
Jianming Hao	900,000
Renhui Mu	40,000
Junfeng Zhao	40,000
Jingxiao Zhang	20,000

As a result of the termination of such options and the automatic termination of options upon the previously announced departures of executive officers and directors of the Company, as of the date of this press release, the Company did not have any options outstanding.

On November 2, 2016, the Company repurchased 204,005 of its ordinary shares from Richard Xu, a former officer of the Company, for nominal consideration. As of December 31, 2016, there were 19,837,642 shares of Common Stock issued and outstanding.

As of December 31, 2016, the guarantee contract amounts represent credit risk of $80.0 million (RMB 555.7 million), and $0.2 million (RMB 1.6 million) is classified by the Company as a “concern”, meaning that there is an element of doubt regarding default. In response to business that has been classified as a “concern”, the Company has requested and received $0.3 million (RMB 2.4 million) in collateral in the form of property.

As of June 28, 2017, there is one lawsuit pending in China against the Company, and Management believes that resolution of this matter will not result in any payment that, in the aggregate, would be material to the financial position or results of operations of the Company. Two class action lawsuits were been filed in the United States against the Company. The plaintiff in one of the class actions filed a notice of voluntary discontinuance. The impact of the proceedings on the Company is currently unclear.

Going forward, the Company plans to release financial information on a semi-annual basis, for the six months ending December 31st and the twelve months ending June 30th of each year.

About Wins Finance

Wins Finance is a diversified investment and asset management company listed on NASDAQ. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of Wins’ established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. For more information, please visit www.winsholdings.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2016 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
641 Lexington Ave, 29th FL
New York, NY 10022
Tel: 212-488-4974
E-mail: info@winsholdings.com

WINS FINANCE HOLDINGS INC.

UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2016	June 30, 2016
	US$	US$
ASSETS
Cash	8,979,948	47,163,965
Restricted cash	24,234,070	27,962,846
Short-term investment	179,119,650	149,841,838
Guarantee paid on behalf of guarantee service customers	3,763,841	2,039,684
Interest receivable	2,375,418	1,021,306
Net investment in direct financing leases	81,428,723	74,705,647
Deferred tax assets, net	337,853	428,524
Property and equipment, net	693,984	854,719
Other assets	519,039	608,751
TOTAL ASSETS	301,452,526	304,627,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Bank loan for capital lease business	34,571,185	43,308,617
Loans payable	7,175,775	—
Interest payable	239,284	208,947
Income tax payable	2,746,781	2,510,847
Unearned income from financial guarantee services	705,727	423,801
Other liabilities	902,198	964,109
Deposit from direct financing leases	10,592,573	9,134,946
Due to related party	464,000	464,000
Allowance on guarantee	800,228	3,079,684
Deferred income tax liability	830,693	477,398
Total Liabilities	59,028,444	60,572,349

Shareholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 and 20,041,647 shares issued and outstanding at December 31, 2016 and June 30, 2016, respectively)	1,984	2,004
Additional paid-in capital	211,934,415	213,400,296
Statutory reserve	2,364,245	2,364,245
Retained Earnings	54,275,499	43,244,044
Accumulated other comprehensive loss	(26,152,061)	(14,955,658)
Total Equity	242,424,082	244,054,931
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	301,452,526	304,627,280

WINS FINANCE HOLDINGS INC.

UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE LOSS

	Three months ended		Six months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	US$	US$	US$	US$
Guarantee service income
Commissions and fees on financial guarantee services	739,445	1,664,116	1,575,208	3,415,695
Reversal/(Provision) of provision on financial guarantee services	2,242,439	(74,014)	2,248,283	(73,695)
Commission and fees on guarantee services, net	2,981,884	1,590,102	3,823,491	3,342,000

Direct financing lease income
Direct financing lease interest income	1,395,837	497,613	2,857,051	971,365
Interest expense for direct financing lease	(729,043)	(19,590)	(1,544,164)	(24,940)
Provision for lease payment receivable	(146,171)	(180,275)	(120,587)	(184,412)
Net direct financing lease interest income after provision for receivables	520,623	297,748	1,192,300	762,013

Financial advisory and lease agency income	356,137	405,603	356,137	405,603
Net revenue	3,858,644	2,293,453	5,371,928	4,509,616

Non-interest income
Interest on short-term investment	3,374,595	3,522,153	6,838,031	7,109,293
Total non-interest income	3,374,595	3,522,153	6,838,031	7,109,293

Non-interest expense
Business taxes and surcharge	(625)	(45,876)	(1,473)	(172,837)
Salaries and employees surcharge	(320,635)	(363,376)	(612,926)	(544,695)
Rental expenses	(56,908)	(68,048)	(115,187)	(132,483)
Other operating expenses	2,074,528	(1,573,216)	788,790	(2,143,720)
Total non-interest expense	1,696,360	(2,050,516)	59,204	(2,993,735)

Income before taxes	8,929,599	3,765,090	12,269,163	8,625,174

Income tax expense	(101,645)	(267,364)	(794,964)	(1,378,508)
Deferred tax (expense)/benefit	(895,094)	(85,253)	(442,744)	641,314
NET INCOME	7,932,860	3,412,473	11,031,455	7,887,980

Other comprehensive income
Foreign currency translation adjustment	(9,810,806)	(4,663,119)	(11,196,403)	(14,240,489)
COMPREHENSIVE LOSS	(1,877,946)	(1,250,646)	(164,948)	(6,352,509)

Weighted average shares used in computation:
Basic - Common	19,986,211	21,526,747	20,041,647	21,526,747
Diluted - Common	20,274,028	21,526,747	20,297,832	21,526,747
Net income per share:
Basic - Common	0.40	0.16	0.55	0.37
Diluted - Common	0.39	0.16	0.54	0.37

NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures below are provided to enhance investors’ overall understanding of the company current financial performance and prospects for the future. A limitation of using non-GAAP other operating expenses and net income, excluding share-based compensation expenses, is that these items have been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitation, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

WINS FINANCE HOLDINGS INC.

NON-GAAP FINANCIAL MEASURE RECONCILIATIONS

	Three months ended		Six months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	US$
Other operating expenses under GAAP	2,074,528	(1,573,216)	788,790	(2,143,720)
Adjustment (Note (a))	(2,286,919)	204,042	(2,100,966)	204,042

Non-GAAP Other operating expenses	(212,391)	(1,369,174)	(1,312,176)	(1,939,678)

Net income under GAAP	7,932,860	3,412,473	11,031,455	7,887,980
Adjustment (a)	(2,286,919)	204,042	(2,100,966)	204,042

Non-GAAP net income	5,645,941	3,616,515	8,930,489	8,092,022

Weighted average shares used in computation:
Basic - Common	19,986,211	21,526,747	20,041,647	21,526,747
Diluted - Common	20,274,028	21,526,747	20,297,832	21,526,747
Non-GAAP earnings per share
Basic - Common	0.28	0.17	0.45	0.38
Diluted - Common	0.28	0.17	0.44	0.38

Note (a): Adjusted exclusion on share-based compensation expenses